Filed by Duke Energy Corporation
Commission File No. 1-4928
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Deer Holding Corp. Commission File No.

Analyst Meeting
May 9, 2005

Julie Dill

Slide 1 & 2: Title Slide and Intro

Good morning and thank you for joining us this morning. I’d like to mention that with me today is Brad Arnett, Managing Director Investor Relations for Cinergy Corp. Our speakers for today’s presentation are Paul Anderson, Chairman and CEO of Duke Energy Corporation, Jim Rogers, Chairman, President and CEO of Cinergy Corp, Jim Mogg, Group Vice President and Chief Development Officer for Duke Energy Corporation, Jim Turner, Executive Vice President and Chief Financial Officer of Cinergy Corp and David Hauser, Group Vice President and Chief Financial Officer of Duke Energy Corporation.

Slides 2 - 5:  Disclosure Statements

Before we begin with our prepared remarks let me read to you the Statement of Forward Looking Statements:

This presentation and our discussion today will include statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of the securities laws, and include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These factors are referred to in the written presentation and there are other factors that may affect the future results of Duke and Cinergy which are set forth in their respective filings with the Securities and Exchange Commission. The written presentation and such filings are available at Duke’s website (www.duke-energy.com/investors) and Cinergy’s website (www.cinergy.com/investors) and are filed with the SEC.

Following our prepared comments we will take questions from the folks in the room with us. Since this is being webcast, I will ask that you wait to ask your question until we can get a microphone to you. And our apologies to those of you joining us by phone as we will not be able to accommodate your questions at this time. With that, I’ll turn the presentation over to Paul Anderson.

Slide 6: Duke Energy Strategic Rationale – Paul Anderson

Thank you and good morning everyone. I’m very excited to be here today to talk to you about the announcement we made this morning to combine Cinergy Corp and Duke Energy. While I know many of you may have been speculating as to what type of transaction we might do next, I’m guessing that there may be very few of you who actually considered the combination of our two companies. Consequently, we’d like to walk you through the strategic rationale from both companys’ perspectives and give you a better idea of why we are confident that this is a transaction that will add significant value to our shareholders.

Let me start by giving you the view from Duke Energy’s perspective. This merger will strengthen our business platforms, and increase value on Day 1 and well into the future. The addition of Cinergy’s regulated asset portfolio to ours improves our risk profile..

Also we will see the creation of value immediately! The Duke Energy Board has indicated their intent to increase the annual dividend, 12.7% to $1.24 per share, effective September 2005. In addition, the transaction is accretive to earnings and we will realize approximately $400 million in gross annual synergies at a steady state. Of this $400 million, the savings that come from our regulated businesses will be shared between our customers and our shareholders.

The scale and scope of our regulated electric operations grows almost 40% to 25,000 MW. On the unregulated side, scale and scope grows by more than 50% to over 16,000 MW.

One of the other great values this transaction brings to Duke Energy is an improvement in our merchant generation profile in terms of fuel and geographic diversity. One of Duke’s major objectives this year was to pursue a combination of DENA’s assets with another merchant player. This is a very good first step in creating a sustainable business model for DENA. The combined companies will immediately have more scale and fuel diversity, two of the important characteristics we sought to provide in a more stable platform at DENA. Specifically, Duke’s gas position in the Midwest complements Cinergy’s coal position in that region. The combination will produce cost savings of about $95 million in the merchant business in the first year after the deal closes and about $125 million annually after that.

This improves the weakest portion of our portfolio, the mid-west assets. We know there is more work to do here, as we still have our power positions in the west and northeast to deal with, but I’m incredibly pleased with the opportunities this combination provides to the unregulated portfolio.

Many of you have heard me talk before about making the company bigger before you can make it smaller and simpler. With this increase in size of the electric operations, the stand alone strength of both the electric and gas operations provides portfolio flexibility. This strategic transaction will now enhance our flexibility to manage our portfolio in a different manner, and potentially split apart the gas and electric businesses. On an implied market cap, our electric operations would now be in the top five in the United States, and our gas operations would be the largest in North America.

Finally, I believe that the combination with Cinergy positions Duke Energy very well to participate in the further consolidation of the utility and merchant energy businesses.

I’d like to turn it over to Jim Rogers now, to give you his perspective on the value to Cinergy’s shareholders. Jim?

Slide 7:  Cinergy Strategic Rationale – Jim Rogers

     This transaction provides substantial value to our shareholders immediately, and more importantly, over the long term.

•          First, this transaction provides a 13.4% premium for current Cinergy shareholders.

•          It maintains dividend neutrality.

•          Secondly, we are bringing together two premier franchised electric utility platforms.

•          Both are low cost suppliers

•          Both have received high customer satisfaction scores from J. D. Power

•          Both operate in constructive regulatory environments

•          This transaction could ultimately help Cinergy meet its current need for generating capacity in the mid-west. In other words, Duke’s long position in the Midwest could fill Cinergy’s short position.

•          Longer term, this transaction could allow us to modernize our fleet as environmental regulations become more stringent on coal plants.

•          One obvious advantage – we are joining with a company that is a leader in the operation of nuclear plants.

•          As Paul mentioned, we will be able to reduce the backroom costs of our combined gas and power marketing operations .

•          Our company’s share similar core values – the merger fact sheet reflects this.

•          When I became CEO of PSI in 1988, the first person I met from Duke was Bill Lee – the CEO of Duke Power. I have followed Duke ever since. I have admired their commitment to quality service and efficient operation of their facilities. They are a leader in the industry.

•          The success of every company is dependent upon the talent, commitment and passion of its people. Paul and I believe that the combination of the people of these two companies will create great value for all of our shareholders in the future. This is a winning combination.

•          At this point, let me turn it over to Jim Mogg to review the transaction details and combined operations.

Slide 8: Transaction Specifics – Jim Mogg

Thank you Jim. Let me discuss some of the specifics of this transaction. First, because the new company will fall under the regulations of the Public Utilities Holding Company Act, Duke Energy will become a Delaware holding company.

This will be a 100% stock transaction . Each Cinergy shareholder will receive 1.56 shares of Duke Stock for each Cinergy share they own. Based on the May 6th closing prices of $29.36 for Duke, and $40.38 for Cinergy, Cinergy’s shareholders are receiving a premium of 13.4%.

Based on the current holdings, Cinergy shareholders will hold a bit more than 24% of the total Duke shares outstanding, or about 310 million shares.

An important feature of this transaction, is that the Duke Energy Board has indicated their intent to increase the annual dividend to $1.24 effective with the September 2005 dividend. This is very significant to the Duke Energy shareholders as this represents a 12.7% dividend increase. The effect of the 1.56 to 1.0 exchange ratio and increased dividend has the effect of making the Cinergy shareholders effectively whole with respect to the dividend they currently receive.

So let’s take a look at some of the combined operating statistics for the merger.

Slide 9: Key Operational Metrics

First, let me remind you that there is a good portion of the Duke Energy portfolio that is not impacted by this transaction. Our Natural Gas Transmission, Field Services and International businesses have no overlap with the operations Cinergy brings to our portfolio. So, let’s focus on the combination of the electric businesses.

This table shows how the two companies add up.

As of December 31, 2004, the combined company including the gas operations, had more than 29,000 employees.

On the regulated side, we will provide 3.7 million customers with electric service and 1.7 million customers with natural gas to their homes and businesses. This covers five states – Ohio, Indiana, Kentucky, North and South Carolina as well as the distribution territory we have in Canada.

On a combined basis, we will operate more than 54,000 megawatts in North America and cover a regulated service territory totaling 47,000 square miles.

Slide 10: Merger combines two low cost operators

This next slide shows the service territories for the two regulated utilities. These two companies are low cost operators and both provide high quality customer service. From a regulated standpoint, Cinergy has approximately 7,000 megawatts of generation primarily coal fired and Duke has over 18,000 megawatts with fuel diversity as outlined. Given the proximity and nature of the regulated utilities we believe we can satisfy all the requirements of the 35 Act.

One of the most significant benefits of this transaction is the mid-west unregulated generation. Cinergy has in excess of 5,000 megawatts of such generation primarily coal fired and Duke has 3,600 megawatts of gas fired generation in the mid-west. As Jim noted, Cinergy is short generation in the mid-west and Duke is long generation. Additionally, the fuel diversity of our merchant fleet has been enhanced.

When you take the approximate 6,000 megawatts of all unregulated Cinergy generation and combine it with DENA’s total portfolio of almost 10,000 megawatts, you have significantly expanded the unregulated merchant generation fleet and added fuel diversity.

The next slide shows the regulatory timeline.

Slide 11 Regulatory Timeline

Overall, we expect it will take about one year to get all the approvals required. Let me walk you through what those requirements are.

We’ll file with all five state commissions by June 30th. These approvals will likely take about nine months.

The FERC filing is expected some time in July and we hope to receive their approval within 10 months of that filing.

There are other various filings, such as with the Dept of Justice and the NRC, that will also take place during this timeframe.

We expect to file with the SEC in July; however, the final approval from the SEC would not occur until 4-6 weeks after we receive all other regulatory approvals.

That gives you a very high level look at what the company will look like from an operations standpoint and an outline of our regulatory approval plans. Through the course of our discussions over the past few months, we’ve taken a look to see where we might be able to make those operations more efficient, and that leads us to our discussion of synergies. Jim Turner has worked quite a bit on this topic so I’d like to turn the presentation over to him. Jim?

Slide 12: Merger Cost Savings – Jim Turner

As a result of this merger, our combined operations are expected to yield about $400 million in annual pre-tax cost savings by the third year. This number is before the costs-to-achieve – about $700 million – which will largely be completed by the end of year 2.

Please bear in mind that the numbers we are reflecting here are based on the modeling work that was done to evaluate this transaction. Of course our assumptions may not exactly match up with the end result. We won’t know until the transition teams have completed their work what the actual numbers will be, or how exactly they will be split.

We expect these savings to come from both our regulated and unregulated operations, and, in fact, our work to date suggests they are split roughly 50/50 between these businesses. As Paul mentioned earlier, we do expect savings from the regulated side of the business will be shared between our customers and our shareholders.

For those of you on the webcast, you’ll see on the chart our estimate of how the cost savings and the costs-to-achieve will play out over the next 5 years. You can see that the costs-to-achieve are largely completed by the end of the second year. These costs, however, will not all fall immediately to the bottom line. For modeling purposes, we have assumed that about 60% of the costs to achieve will be capitalized, with the remaining 40% being expensed. These allocations are subject to further accounting and regulatory analysis.

Of course, the key to maximizing these savings will be our ability to hit the ground running on Day 1. We will be putting integration teams from both companies in place to ensure we are prepared for Day 1 and to look for additional incremental savings opportunities.

Now let’s take a look at where these savings are anticipated to come from.

Slide 13 Cost Savings Distribution – Jim Turner

The majority of the $400 million in annual pre-tax cost savings will come from corporate sources, totaling just under $200 million. Based on our current assumptions, approximately half of this amount would be allocated to the regulated operations.

About $130 million is expected to come from the unregulated operations of the two companies, and the remaining $80 million from the regulated utility operations.

Obviously, when we join two large companies, a major driver of cost savings will be workforce reductions. Our modeling anticipates a reduction of about 1,500 employees. This will account for about half of the total savings we have identified to date. These reductions will take place across several organizations, specifically, the corporate and shared services functions, the regulated back office functions, and the unregulated merchant and trading and marketing businesses. This will occur primarily through attrition, early retirements and other severance programs. The gas side of the business, as well as the nuclear and international operations, will be unaffected by these reductions.

Now let me turn it over to David to go through some of the other financial highlights.

Slide 14 Financial Highlights – David Hauser

Thank you Jim. Let me start by saying that I am very enthusiastic about this transaction. Specifically, from a financial point of view, I think there are several important dynamics you should be aware of.

First, this merger will be accretive by about 10¢ to 15¢ per share over the current 2006 and 2007 consensus Wall Street estimates. It is important to note that this accretion does not include the costs to achieve the synergies that Jim just walked through, nor does it reflect the sensitivities the company used during its evaluation process. Accretion can certainly vary depending on what assumptions you use, and we have looked at many different scenarios in different years. In all the different views we’ve taken, this transaction remains accretive.

This is a very tax efficient transaction both for shareholders and the corporation as it is a fixed stock exchange ratio deal.

It also improves our risk profile, as we will be adding regulated businesses and a significant portion of the merchant business of Cinergy is contracted.

Cash generation of the combined companies is very solid whether we look at funds from operations or EBITDA.

We have told you that we have targeted a 70% payout ratio. This transaction and the associated dividend increase maintains that concept and we would be below the 70% payout ratio after conclusion of costs to achieve and the realization of synergies.

Now let me quickly review some other financial items.

Slide 15: Other Financial Items

There is not a significant difference between the credit ratings of the two companies. On a combined basis, the balance sheet will result in a debt to total capitalization of approximately 45%. This is much lower than what Duke Energy currently has. This is because we are issuing approximately 310 million shares at a premium to the book value of Cinergy. The FFO interest coverage of this new entity will be in the range of 5.5 to 6.0 times which should result in strong investment grade credit ratings.

As you might suspect, we will be booking goodwill related to the merger. We estimate that incremental goodwill will run in the neighborhood of $4 billion.

Now let me talk about our stock buyback. You’ll recall that we announced earlier this year our plan to buy back approximately $2.5 billion in common shares over the next three years. The first tranche of this plan was for 30 million shares with a value of approximately $830 million. We have already retired these shares but Merrill Lynch has been repurchasing these shares in the market to cover this short position. As of May 6th they had already completed the repurchase of 6.6 million shares and our intent is for them to continue with the repurchase until completed.

The second arrangement was for Merrill Lynch to repurchase another 20 million shares through the end of 2005 depending on market conditions. As of May 6th, Merrill had repurchased 2.6 million shares. Additional repurchases under this arrangement have been suspended pending further assessment.

Now let turn it over to Paul to discuss other considerations of the deal.

 Slide 16: Other Considerations

Thanks David. There are few other important governance type items that you should be aware of.

First, the initial Board of Directors of the merged companies will be comprised of 10 directors named by Duke and 5 directors named by Cinergy.

Corporate headquarters for Duke Energy will be in Charlotte, North Carolina. Headquarter offices for the various other businesses will remain unchanged. Specifically, the headquarter offices for PSI will stay in Plainfield, Indiana and CG&E and Union Light Heat & Power will remain in Cincinnati, Ohio.

On the Duke side, Duke Power will continue to be headquartered in Charlotte and Duke Energy Gas Transmission, along with certain commercial operations will remain in Houston, Texas. The headquarter office for Duke Energy Field Services will stay in Denver, Colorado and the headquarter offices for Crescent Resources will stay in Charlotte.

Next let me review the functional organization.

Slide 17: Functional Organization

This is a functional organization chart to give you a sense of how we will be running this business.

I will serve as Chairman and Jim Rogers will be the CEO for the new entity. Fred Fowler will be President and CEO of Gas Operations reporting to Jim on operations and to me on strategy, pending completion of a strategic review of the portfolio. These gas operations include all our natural gas pipelines and gas storage facilities, Union Gas and Duke Energy Field Services.

We have not yet determined how we will structure the electric operations but that group will include Duke Power, DENA and our international operations. In addition, Cinergy’s utilities will also fall under this group. The CG&E utility is a combination of regulated gas and electric service and will remain that way.

Crescent Resources and our corporate functions will also report up to Jim.

We will be evaluating the talent in each organization in the coming months to fill the positions where they can contribute the most to the new organization. We will look to the valuable resources at Cinergy to keep our strong relationships with the state and local stakeholders.

Before I turn it back over to Jim, I’d like to show you a chart that I hope helps you understand why I am very comfortable having Jim as the successor CEO in this new company.

Slide 18: Total Shareholder Return – 5 years

This chart shows the total shareholder return over the past five years for the two companies. As you can see, for about the last year or so, both Duke and Cinergy have had similar performance in this regard. But look at the years prior to that.

While Duke suffered significant difficulties during the post-Enron period, Cinergy quietly kept returning increasing shareholder value. Jim Rogers has been the CEO of Cinergy Corp for about 16 years, and if you took this chart back to that time, you would see a similar track record.

I believe the kind of leadership Jim demonstrates will be an asset to Duke Energy and to our shareholders. I have every confidence that Jim will lead the ‘new’ Duke Energy well into the future.

Jim?

Slide 19: Next Steps – Jim Rogers

As we mentioned before, we have a target to achieve on cost savings and one way to achieve that goal is to be ready on day 1 when we close.

To that end, we will immediately begin to form a transition committee. Paul and I will co-chair that group and we will look to others in our respective organizations to co-chair the various subcommittees.

We both have strong teams and their talents will all be needed to declare this merger a success. Our goal is to assure we have high quality execution from day 1 so that we can capture the savings as soon as possible.

Our prior experience coupled with management focus will assure we will accelerate the speed of integration.

We will start to file with the state regulatory commissions in the next few days to get this ball rolling.

Now, let me turn this back over to Paul to wrap-up before we move to Q&A.

Slide 20: Summary

Thanks Jim. This merger will enhance strong business platforms for our generation businesses. It will be accretive through a combination of cost savings and earnings growth.

Combining our electric businesses produces a significant utility operation and improves the earnings outlook and fuel diversity at DENA. As we told you in our annual report, one of our imperatives was to position DENA to be a successful merchant operator. This transaction is a major step in that direction.

Additionally, our shareholders benefit from an increase in the annual dividend of 12.7% or $1.24 per share.

Duke Energy will be well positioned to participate in the continued consolidation of the electric utility and merchant generation businesses.

And lastly, we expect this transaction to close in the summer of 2006.

Now I’ll turn it over to Julie

[move to logo slide]

* * *

Forward-Looking Statements

          This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

          In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke and Cinergy, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

          Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.